Exhibit 99.(a)(xiv)

LORD ABBETT INVESTMENT TRUST

AMENDMENT TO

DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of the Lord Abbett Investment Trust, a Delaware Statutory Trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated August 16, 1993 (the “Declaration”), do hereby establish, pursuant to Section 5.3 of the Declaration, three new classes of shares for each of the Trust’s ten series:  Lord Abbett Convertible Fund, Lord Abbett Core Fixed Income Fund, Lord Abbett High Yield Fund, Lord Abbett Limited Duration U.S. Government & Government Sponsored Enterprises Fund, Lord Abbett Total Return Fund, Lord Abbett U.S. Government & Government Sponsored Enterprises Fund, Lord Abbett Balanced Strategy Fund, Lord Abbett Income Strategy Fund, Lord Abbett World Growth & Income Strategy Fund, and Lord Abbett Diversified Equity Strategy Fund; such new classes to be designated Class F, Class R2 and Class R3 shares of each series.  Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration, effective August 10, 2007.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 26th day of July, 2007.

/s/ Robert S. Dow	/s/ Daria L. Foster
Robert S. Dow	Daria L. Foster

/s/ E. Thayer Bigelow	/s/ William H.T. Bush
E. Thayer Bigelow	William H.T. Bush

/s/Robert B. Calhoun, Jr.
Robert B. Calhoun, Jr.	Julie A. Hill

/s/ Franklin W. Hobbs	/s/ Thomas J. Neff
Franklin W. Hobbs	Thomas J. Neff

/s/ James L.L. Tullis
James L.L. Tullis